

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Edward Robinson
Chief Executive Officer
Bright Green Corp
401 East Las Olas Blvd.
Suite 1400
Ft. Lauderdale, FL 33301

> **Re: Bright Green Corp**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 11, 2022**
> **CIK No. 0001886799**

Dear Mr. Robinson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to the Draft Registration Statement on Form S-1

Prospectus Summary
Planned Business Lines, page 2

1. We note your response to our prior comment 6 and reissue the comment in part. We note that you have revised your disclosure in the prospectus summary with respect to your plans to sell your products "once legal under applicable law" in the case of your cannabinoid-focused products, or "once cannabis legalization occurs at the federal level" with respect to selling directly to consumers. Please make corresponding revisions in your Business section on pages 33 and 34. Additionally, we note that you continue to state here and in the Business section that you plan to sell your products "[f]ollowing final approval

from the DEA." Please revise your disclosure to clarify that there is no guarantee that you will receive final approval from the DEA.

Recent Developments, page 2

2.   We note your response to our prior comment 7 and reissue the comment in part. Please revise your disclosure here in the prospectus summary to clarify that the MoA with the DEA is only effective for a one-year term, renewable for up to four additional one-year terms, and that there is no guarantee that you will obtain necessary authorization now or in the future for renewal purposes.

Facilities, page 4

3.   We note your statement here that Dalsem is "a world leader in greenhouse manufacturing." For this statement regarding Dalsem's leadership, please disclose the metric upon which it is based.

Recent Developments and Current Licenses Held, page 4

4.   We note your response to our prior comment 5 and reissue the comment in part. Please revise your disclosure here to also state that if cannabis becomes subject to FDA regulations, then there is no guarantee that the FDA will find your products safe and effective or grant you required approvals, and that this may inhibit your business prospects even in the case that the federal government were to legalize cannabis.

Risk Factors
Risks Related to Ownership of Our Common Stock
Our listing differs significantly from an initial public offering conducted on a firm-commitment basis, page 17

5.   We note your response to comment 8. You continue to include some statements contrasting the registered offering to an "underwritten initial public offering," which could suggest that your offering does not involve statutory underwriters. See the prospectus cover page and pages 17 and 56. Please revise these remaining references to instead refer to initial public offerings underwritten on a firm commitment basis. Please also revise the phrase "there will be no underwriters assuming risk in connection with the initial resale of shares of our common stock" on page 17 in accordance with our prior comment.

Our listing differs significantly from an initial public offering conducted on a firm-commitment basis, page 18

6.   We note your response to our prior comment 9 as well as your inclusion of a new risk factor on page 14 titled, "Researcher and patient preferences for our products or brands can be unpredictable; our marketing and brand development efforts may not be successful" and we reissue our comment. Please revise this risk factor here to discuss any impact of the company's brand and consumer recognition on the demand for your shares

in the context of conducting a direct listing as opposed to a firm-commitment underwritten initial public offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview and History, page 30

7. With reference to prior comment 12, please expand your disclosures within MD&A to include the cost of bringing the 22-acre existing greenhouse operation and the cost to build the two-acre Fast Start University Greenhouse. Further expand your disclosures to discuss the periods over which the costs of these two structures and the two 57-acre facility will be incurred to allow an investor to understand the amount of capital required for each of these capital expenditures but also when the cash requirements will be incurred. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K and Section IV of SEC Release Nos. 33-8350 and 34-48960 for guidance.

Business
Production Capabilities, page 34

8. We note your response to our prior comment 17 and reissue the comment in part. Please expand your disclosure in the Business section to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Furthermore, to the extent that you have material agreements in place with any supplier, please describe the material terms of these agreements in your disclosure and file these agreements as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Furthermore, while we note that you have removed references to Nordic Supreme from your disclosure as you have ceased your business relationship with this entity, you continue to state here that you will draw on the expertise of Aurora Larssen Projects for the development of your projects and rely on them to develop best practices. Please expand your disclosure to describe the agreement you have in place with Aurora Larssen, including its material terms, and file this agreement as an exhibit to the registration statement, or, in the alternative, explain why you believe you are not required to file the agreement. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 34

9. We note your response to our prior comment 18 as well as your revised disclosure that provides your pending patent applications and we reissue our comment in part. Please expand your disclosure to specify on an individual patent basis all material patent information for both your issued and pending patents, including the type of patent protection you have (e.g., composition of matter, method, or use), the expiration of such patents, and the specific jurisdictions in which these patents have been issued and/or are pending.

Legal Background - Cannabis, page 35

10. We note your response to our prior comment 21 and reissue the comment. Please revise your disclosure in your Business section to discuss the effect of all material existing or probable governmental regulations on your business, including, for example, the potential for regulation by the FDA. Please also discuss the costs and effects of compliance with environmental laws at the federal, state and local level that may materially impact your business. Refer to Items 101(h)(4)(ix) and (xi) of Regulation S-K.

Market Growth, page 37

11. We note your response to our prior comment 22 and reissue the comment. Your revised disclosure states that "[n]otably, research to date, though limited due to the ongoing federal illegality of cannabis and the strict regulations for cannabis research, indicates that cannabis legalization likely does not pose a threat to public health and safety." Given the current legality status of cannabis at the federal level as well as that conclusory statements related to safety and efficacy are within the exclusive authority of the FDA while the FDA has not yet found cannabis to be safe and effective, this statement would appear to be premature. Please revise this statement to remove the conclusory statement regarding public health and safety.

Certain Relationships and Related Person Transactions
Other Related Party Transactions, page 46

12. We note your response to our prior comment 26 in which you state that no repayment will be required under the agreement you have with Mrs. Stockwell until January 1, 2023. However, your disclosure on page 46 continues to state that "no payment will be required prior to January 1, 2022." Please revise your disclosure accordingly to address this discrepancy.

2. Basis of Presentation, page F-19

13. As previously requested in comment 31, please include the disclosure required by ASC 205-40-50 regarding the conditions and events that raise substantial doubt about your ability to continue as a going concern and the impact of management's plans on those conditions and events in the financial statements. In this regard, we note that total current assets of $121,336 is significantly less than total current liabilities of $296,668 as of December 31, 2020, accumulated deficit of $3.9 million as of December 31, 2020, net loss for both periods presented and the subsequent interim period, and negative operating cash flows for both periods presented and the subsequent interim period, which appear to raise substantial doubt.

You may contact Tracey Houser at (202) 551-3736 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Condon